Exhibit 99.1

Consent of The Bank Advisory Group, L.L.C.

We hereby consent to the inclusion of our opinion letter, dated January 26, 2018, to the Board of Directors of Westbound Bank as Annex C to the proxy statement-prospectus that is part of the Registration Statement on Form S-4 (the “Registration Statement”) of Guaranty Bancshares, Inc., as filed with the Securities and Exchange Commission, and to references of our firm and such opinion in such proxy statement-prospectus. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” with respect to any part of the Registration Statement for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

The Bank Advisory Group, L.L.C.

By: Robert L. Walters, Chairman
Austin, Texas April 13, 2018